September 6, 2024

Kristen Fortney, Ph.D.
Chief Executive Officer
BioAge Labs, Inc.
1445A South 50th Street
Richmond, California 94804

       Re: BioAge Labs, Inc.
           Registration Statement on Form S-1
           Filed September 3, 2024
           File No. 333-281901
Dear Kristen Fortney Ph.D.:

       We have reviewed your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Certain Relationships and Related Party Transactions
Directed Share Program, page 190

1. We note your disclosure here and elsewhere in your prospectus discussing your directed share program. Please expand your disclosure here, and elsewhere as appropriate, to address the process that prospective participants will follow to participate in the program, the manner in which you will communicate with participants and determine the amount each will receive, when and how you will determine the allocation for the program, and whether such allocation will change depending on the interest level of potential participants, as well as any other material features of the program. September 6, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric Atallah at 202-551-3663 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Julia Forbess